SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 8, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations
Gonzalo Castro Olivera, Finance & IR Manager
gonzalo_olivera@tgs.com.ar
Francisco Vila, Investor Relations
fvila@tgs.com.ar
Tel: (54-11) 4865-9077
Media Relations
Mario Yaniskowski
Tel: (54-11) 4865-9050 ext. 1238

The Global Consulting Group Lucia Domville, Deputy Managing Director ldomville@hfgcg.com Tel: (646) 284-9416

TGS ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER AND RELATED PROXY SOLICITATION

FOR IMMEDIATE RELEASE: Tuesday, May 8, 2007

BUENOS AIRES, Argentina -- Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announced today the final results of its offer to purchase (the “Offer”) and solicitation of proxies (the “Proxy Solicitation”) made under the Offer to Purchase and Proxy Solicitation Statement, dated April 9, 2007 (the “Offer to Purchase”) which expired at 11:59 p.m., New York City time, on May 7, 2007 (0:59 a.m., Buenos Aires time, on May 8, 2007) (the “Expiration Time”).

As of the Expiration Time, US$378,914,721 of the principal amount outstanding of the Eligible Notes, representing approximately 89.4% of the Eligible Notes outstanding, had been validly tendered.

The settlement date for the Offer is expected to be May 14, 2007.

A duly constituted meeting of holders of Eligible Notes was held on April 30, 2007 at 10:00 a.m., New York City time (11:00 a.m., Buenos Aires time) in the offices of TGS located at Don Bosco 3672, 6th floor, City of Buenos Aires. At the noteholder’s meeting, holders of a majority of the principal amount outstanding of Eligible Notes, being present in person or by proxy, voted in favor of amending the indenture governing the Eligible Notes as per the terms of the proposed amendments as described in the Offer to Purchase.

Forward-Looking Statements

This release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “guidance,” “forecast,” “outlook” and similar expressions, in filings with the SEC, in our press releases and in oral statements made by our representatives, identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. The forward-looking statements are based upon management’s current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. TGS is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in the Offer to Purchase.

TGS, with a current firm contracted capacity of approximately 71.6 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’ controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel